FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Jan 18, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

SADIA S. A.
CNPJ/MF Nº 20.730.099/0001-94

A Publicly-held company

SUMMARY MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING HELD ON JANUARY 12, 2007

1 – DATE, TIME AND PLACE: January 12, 2007, at 11 o' clock, at the company headquarters at Rua Senador Attílio Fontana No. 86, in Concórdia-SC.

2 – QUORUM: Shareholders representing more than two-thirds (2/3) of the Company's voting capital were present, in accordance with the signatures on the Book of Shareholders Attendance No. 01.

3 – MEETING CHAIRED BY: Chairman: Walter Fontana Filho, Chairman of the Company's Board of Directors; Secretary: José Nestor Conceição Hopf. Also present and at the disposal of the Chair and of the Floor was Mr. Perceval Leite Britto, a sitting member of the Fiscal Committee of this Company.

4 – NOTICE: Published by the newspapers “Diário Oficial do Estado de Santa Catarina”, on December 22, 28 and 29, 2006; and “O Estado de São Paulo” and “A Notícia” (Joinville), on December 22, 23 and 26, 2006.

5. AGENDA: 1) Merger of subsidiary companies: a) Appreciation of the proposals submitted by the Board of Directors, for the upstream merger of the companies Ema Empresa Matogrossense de Alimentos Ltda. and Intergen Ltda.; b) Ratification of the appointment of a specialist firm to prepare their respective appraisal reports; c) Appreciation of the appraisal reports and make a decision about the mergers. 2) Amendment to the Bylaws: Appreciation of the proposal to amend article 16. In compliance with the decision of the Board of the Brazilian Securities and Exchange Commission - CVM, the proposed reform of articles 15 and 37 of the By-Laws and the restatement of the By-Laws shall not be discussed on this date. The aforementioned decision was made in compliance with a request submitted by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil–Previ to interrupt the course of time for holding the aforementioned Extraordinary Shareholders Meeting, as per the Market Announcement made yesterday by the Company.

6. – READING OF DOCUMENTS, RECEIPT OF VOTES AND PREPARATION OF THE MINUTES (1) By unanimous voting, the reading of the notice was waived since the shareholders already knew its content. (2) The preparation of these minutes in summary form was authorized, as well as its publication without all of the shareholders signatures, pursuant to art. 130, Paragraphs 1 and 2, of Law No. 6404/76, respectively. (3) As permitted by Law No. 6404/76, letter "a" of paragraph 1 of Article 130, the transcription of the full content of the merger instruments, the riders and the appraisal reports of the merged companies was waived, however, one copy of each document must be attached to these minutes when filing them in the Registry of Commerce.

7 - RESOLUTIONS: I ) As first item in the Agenda, the following Proposals of the Board of Directors, dated 10.30.2006, were tabled:

7.1 - “MERGER OF EMA – EMPRESA MATOGROSSENSE DE ALIMENTOS LTDA. - PROPOSAL MOVED BY THE BOARD OF DIRECTORS – To the Shareholders: After appreciating the studies on the upstream merger of the subsidiary EMA – EMPRESA MATOGROSSENSE DE ALIMENTOS LTDA. by the Company, and considering the operational and corporate advantages of that operation, the Board passed the merger and the wording of the Instrument to be executed by the Parties.”. 7.2 - “MERGER OF INTERGEN LTDA.” - PROPOSAL MOVED BY THE BOARD OF DIRECTORS – To the Shareholders: After appreciating the studies on the upstream merger of the subsidiary INTERGEN LTDA. by the Company, and considering the operational and corporate advantages off that operation, the Board passed the merger and the wording of the Instrument to be executed by the Parties.”. For the required purposes, it is herein recorded that the base-date of 09.30.2006, cited in the body of the above Instruments, was updated to 11.30.2006, by force of the Riders to the Instruments executed by the parties, both on 12.22.2006, in accordance with the documents signed by this Chair and filed at the Company's Headquarters. Upon the completion of the presentation, it was informed that the Merger Instruments and respective Riders were on the table, at the disposal of the shareholders present. The proposals were then discussed and voted, being approved by unanimous voting. 7.3 - Taking the Chair, the Chairman stated that, upon the approval of the merger proposals and, consequently, of the Merger Instruments and the corresponding Riders, the required operations could be completed. In this connection, he pointed out that at the meeting held on 10.30.2006, the Board of Directors, aiming to expedite the procedures involved in the merger of the subsidiaries EMA - EMPRESA MATOGROSSENSE DE ALIMENTOS LTDA and INTERGEN LTDA., appointed, to be ratified by this Meeting, the firm ERNEST & YOUNG AUDITORES INDEPENDENTES S/S, enrolled in the Ministry of Finance National Register of Corporate Taxpayers - CNPJ/MF under No. 61.366.936/0001-25 and in the Regional Accounting Council of the State of São Paulo under No. 2SPO15199/O-6 “S” MS, a professional partnership established in the Capital of the State of São Paulo at Avenida Presidente Juscelino Kubitschek No. 1830, Torre I, 5o. and 6o. andares, under the technical responsibility of Mr. Antonio Humberto Barros dos Santos, Accountant, enrolled in the Regional Accounting Council of the State of São Paulo under No. 1SP161745/O-3 "S" MS, with office at the address informed herein before, to prepare the appraisal reports of the shareholders equity of both merged companies and have them available for this General Shareholders Meeting. Thus, the Chairman continued, it was incumbent upon the Meeting to make a resolution about such appointment. On motion duly made, the shareholders ratified, by unanimous voting, the decision of the Board and, therefore, the appointment of the aforementioned appraisal company was validated.

7.4 - Those reports were on the table, at the disposal of the shareholders, and Mr. Perceval Leite Britto, member of the Audit Committee, was also present to give any clarifications required. Thus, the appraisal reports, jointly with the favorable opinion of the Audit Committee, was made available to the Floor, and those present discussed and approved, by unanimous voting, the following shareholders equity amounts: 1 – EMA - EMPRESA MATOGROSSENSE DE ALIMENTOS LTDA.: seven hundred and eighty thousand and four hundred and forty-two reais (R$780,442.00) based on the accounting amounts at 11.30.3006 and 2 – INTERGEN LTDA.: four hundred and eight thousand, nine hundred and seventy-seven reais and twenty centavos () based on the accounting amounts at 11.30.2006. Following that, the report pages were initialed, one by one, by the Chair members, and filed at the Company's headquarters, as the Acquiring Company 7.5 - Proceeding with the works and, upon the approval of the merger of the companies EMA - EMPRESA MATOGROSSENSE DE ALIMENTOS LTDA. and INTERGEN LTDA. at their respective shareholders equity, as cited above, the Chairman requested the Secretary to prepare the final merger statement, which was done as follows: “FINAL MERGER STATEMENT: I - A EMA - EMPRESA MATOGROSSENSE DE ALIMENTOS LTDA. was merged at the amount of even hundred and eighty thousand and four hundred and forty-two reais (R$780,442.00) and the company INTERGEN LTDA. four hundred and eight thousand, nine hundred and seventy-seven reais and twenty centavos () corresponding to the amount of their respective shareholders equity, in accordance with the Appraisal Reports approved by the shareholders present at this Meeting; II – As contemplated in the Instruments, the mergers were made upon the integration of the shareholders equity of the mergees to that of the Acquiring Company, with no capital increase of the latter. In these circumstances, the list of substituted shares was waived since there was no exchange of shares in the capital of the mergees by shares in the capital of the acquiring company; III – In those mergers, consisting in the full succession of mergees by the acquiring company, the latter assumes the assets, liabilities and obligations of the former, including the changes in shareholders equity subsequent to the date of the appraisal (11.30.2006), in accordance with their respective Instruments and Riders; IV – All of the assets and rights that are an integral part of the mergees' shareholders equity are lawfully transferred to the ownership of the acquiring company. Pursuant to the provisions of article 234 of Law No. 6404/76, the certificate of these minutes, duly registered in the Registry of Commerce, is a valid and sufficient document for the transfer of the ownership of assets and rights.

Pursuant to, and as complied with, the provisions of Law No. 6404/76, Paragraph 2 of Article 8; Article 89 and Paragraph 2 of Article 98, the conveyance of real estate, and of the rights appertaining to them, are not conditional upon Public Deed and, in accordance with the National Tax Code, Article 36, item II, are exempted from the “inter-vivos” transfer tax; V – The Board of the Acquiring Company, at its discretion and in accordance with its Bylaws, will make a decision about the use of the headquarters and other establishments of the mergees as its branches; VI – Pursuant to Law 6404/76, Article 227, Paragraph 2, the Management of the Acquiring Company shall take all actions required to formalize the mergers. II ) As a second item in the agenda, the Board of Directors tabled the following proposal dated 12.22.2006: 7.6. AMENDMENT TO THE BYLAWS – Article 16: - The ordinary meetings of the Board of Directors shall be held at least on a quarterly basis, on the dates scheduled on the annual calendar prepared by the Chairman of the Board of Directors and the extraordinary meetings shall be held whenever required, upon a notice sent to its members at least twenty-four hours (24 h) in advance, informing the date, time and place of the meeting, with a brief description of the agenda. Paragraphs 1 to 5 - Unaltered. After being discussed, the matter was approved by a majority of votes, with the dissenting vote of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, represented by Mr. Matheus Corredato Rossi.

8 – CLOSING, PREPARATION OF MINUTES AND SIGNATURES: There being no further business, the Meeting was adjourned to draw up these minutes, which were then signed by the Chair and by all shareholders present. Pursuant to CVM Instruction No. 372/02, Art. 3, the remaining items in the Notice, i.e., the amendments to Articles 15 and 37 of the By-Laws and their restatement, shall be appreciated at the General Shareholders Meeting to be held next February 1, without prejudice of the possibility of the Company's Board of Directors making a new resolution about this matter in the light of the decision that may be rendered by the Brazilian Securities and Exchange Commission – CVM.

CERTIFICATE: This is a faithful transcript of the original entered in the proper book.

Concórdia-SC, January 12, 2007

José Nestor Conceição Hopf
Secretary